May 27, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ProQuest Profit Sharing Retirement Plan and, under the date of June 7, 2004, we reported on the financial statements of ProQuest Profit Sharing Retirement Plan as of and for the years ended December 31, 2004 and 2003. On March 9, 2005, our appointment as principal accountants was terminated. We have read ProQuest Company’s statements included under Item 4.01 of its Form 8-K dated March 9, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with ProQuest Company’s statement that Crowe Chizek and Company LLC was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Plan’s financial statements.

Very truly yours,

/s/ KPMG LLP

Detroit, Michigan